

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 28, 2015

Via E-mail
Matthew P. Jordan
Chief Financial Officer and Treasurer
Reit Management & Research Inc.
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Reit Management & Research Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 31, 2015**
> **CIK No. 0001644378**

Dear Mr. Jordan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   We note that each of the Managed REITs serving as distributing shareholders received Class A Common Shares shares from you in connection with the Up-C Transaction that closed in June 2015. We further note that each such Managed REIT agreed to distribute half of its respective Class A Common Shares to its respective shareholders in connection with the Up-C Transaction. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, which is available on our website. Alternatively, please revise your registration statement to identify the distributing shareholders as underwriters.

4.   Please describe briefly in the summary and in greater detail elsewhere in the prospectus, the reasons for the UP-C Transaction and the Distribution, and the historical operations in managing the Managed REITs.

Prospectus Cover Page

5.   We note your disclosure that "[t]his prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities." Please tell us why you believe this is an appropriate statement in light of the fact that you are registering the distribution of your securities under the Securities Act.

Our Business Strategy, page 5

6.   We note your disclosure that your clients have successfully completed over $30.0 billion of financing in over 150 capital raising transactions since your founding in 1986. Please provide us with support for this statement. Clearly mark the specific language in the supporting materials that supports the statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Risk Factors, page 8

7.   To balance your discussion of competitive strengths on page 5, please expand your disclosure in this section to disclose summary risk factors.

Risk Factors, page 12

8.   We note your risk factor on page 12 under the heading "Substantially all of our revenues are derived from the provision of business and property management services to our Client Companies. . . ." We further note your risk factor on page 13 under the heading

"Our management agreements with our Client Companies are subject to termination . . . ." To the extent material, please revise your disclosure in these risk factors to quantify the percentage of your revenues that is attributable to each of your Client Companies.

Organizational Structure

Overview, page 28

9.   In the diagram on page 28, please disclose any direct interest of REIT Management Research & Research Trust in the Managed REITs.

The Up-C Transaction, page 29

10.   Please describe in greater detail the relationship between the various entities prior to the Up-C transaction. In addition, please provide a diagram depicting the organizational structure prior to and/or immediately after the UP-C Transaction or advise.

11.   We note your disclosure that RMR LLC issued 30,000,000 of its class A membership units to RMR Trust, and that RMR Trust subsequently delivered 15,000,000 of its class A membership units of RMR LLC to you. We further note that RMR LLC also issued 1,000,000 of its class B membership units to you. Please advise us of the federal securities law exemption from registration that is claimed for each of the transactions described above and state briefly the facts relied upon to make the exemption available.

Dividend Policy, page 41

12.   Please tell us whether you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We note, for example, that your business and property management agreements with EQC were terminated during 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

13.   Please include a subsection that describes the business of RMR Intl.

Managed Operators, AIC and RMR Trust, page 47

14.   Please revise your disclosure to quantify the percentage of each Managed Operator's respective revenues that is attributable to the Managed REITs, or advise us why you do not think this information is material to investors.

Our Management Agreements with the Managed REITs

Term and Termination, page 61

15.   We note your disclosure that "[t]he terms of the business and property management agreements with each Managed REIT end on December 31, 2035, and automatically extend on December 31st of each year for an additional year, so that the terms thereafter end on the 20th anniversary of the date of the extension." Please revise your disclosure to clarify whether each extension term extends the business and property management agreements for one year or twenty years from the date of extension.

Principal and Distributing Shareholders, page 84

16.   Please revise the beneficial ownership table on page 85 to include the percent of combined voting power held by RMR Trust, each of the directors and executive officers included in the table, and all executive officers and directors as a group. To the extent that certain officers or directors may be deemed to be the beneficial owners of common shares held by any other entity listed in this table, please include appropriate footnote disclosure to clarify for investors the nature of such persons' interest. Refer to Item 403 of Regulation S-K. Additionally, we note the row titled "All executive officers and directors as a group (11 persons)" and further note that only three officers and directors are included in the table. Please revise the table to reconcile these disclosures.

Note 2. Summary of Significant Accounting Policies

Equity Method Investments, page F-8

17.   We note the disclosure regarding the accounting treatment for your investments in the Managed REITs and RIF. We further note your disclosure on page 79 which indicates that "until the Up-C Transaction" a portion of your management services revenue was paid by the Managed REITs and EQC in their common shares. Please confirm that the amended management agreements executed in conjunction with the Up-C Transaction did not include terms that would require or allow for payment in shares.

Note 5. Fair Value of Financial Instruments, page F-16

18.   Please explain why the liabilities associated with share based payment awards are adjusted to fair value each reporting period. In that regard, we note your disclosure on page F-12 that indicates the awards of common shares are based upon the grant date fair value.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-46

19.   We note on page 46 that your business and property management agreements with EQC
        were terminated on September 30, 2014. We further note that revenue from EQC
        comprised 41% of your total revenue during fiscal year 2014. Please revise the
        introductory disclosure to describe the termination of the EQC agreements and clearly
        indicate that the pro forma financial statements do not reflect any adjustments related to
        the termination.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page F-50

20.   We note that adjustment F relates to the impact of the step-up in tax basis as a result of
        the purchase of RMR LLC Class A membership units from RMR Trust and the Tax
        Receivable Agreement. Please confirm whether the adjustments made to your pro forma
        balance sheet relate only to the 15 million Class A membership units already purchased
        from RMR Trust and clarify your disclosure accordingly. Additionally, tell us how you
        intend to account for subsequent changes in your obligation. Finally, with respect to
        future redemptions, we note your intention to apply a similar accounting treatment. Tell
        us the timing of when you plan to record the deferred tax asset and related liability
        associated with future redemptions.

21.   We note your disclosure on page F-27 which indicates that you delivered to RMR Trust
        the shares and cash which had been contributed to you by the Managed REITs in
        exchange for 15 million of your Class A common shares. Based upon adjustment G, it
        appears that you intend to record a $194 million asset related to the consideration
        received from the Managed REITs. Please provide to us your basis for recording this
        asset given that the cash and shares were delivered to RMR Trust. Additionally, provide
        us with a detailed analysis of how you calculated the relative fair values of the new
        management agreement and the Class A common shares issued to the Managed REITs.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.   Please revise your disclosure in this section to include the date of each issuance described
        herein. Refer to Item 701 of Regulation S-K.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Margaret R. Cohen, Esq.
          John E. Alessi, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP